Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors
Martin Midstream GP, LLC:

We consent to the use of our report dated March 19, 2003, with respect to the consolidated and combined balance sheets, respectively, of Martin Midstream Partners L.P. and subsidiaries (successor) and Martin Midstream Partners Predecessor (predecessor) as of December 31, 2002 and 2001, and the related consolidated and combined, respectively, statements of operations, capital/equity, and cash flows for the period from November 6, 2002 through December 31, 2002 (successor) and for the period from January 1, 2002 through November 5, 2002 and for the years ended December 31, 2001 and 2000 (predecessor), included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in the method of accounting for goodwill and other intangible assets in 2002.

/s/ KPMG LLP

Shreveport, Louisiana
January 22, 2004